UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended June 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to ____________________


Commission file number 1-12541


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     QUAKER ALLOY, INC. 401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

    ATCHISON CASTING CORPORATION
    400 South Fourth Street
    Atchison, Kansas  66002

     QUAKER ALLOY, INC.
     401(K) PROFIT SHARING PLAN FOR UNION EMPLOYEES

     FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2000 AND 1999, AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2000, AND INDEPENDENT AUDITORS' REPORT



QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES
TABLE OF CONTENTS

----------------------------------------------------------------------------------------------


                                                                                            Page
INDEPENDENT AUDITORS' REPORT                                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                                             2

   Statements of Changes in Net Assets Available for Benefits                                  3

   Notes to Financial Statements                                                              4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2000:

   Form 5500, Schedule H, Part IV, Lines 4a and 4d - Schedule of Nonexempt Transactions        9

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for
     Investment Purposes at the End of Year                                                   10


Note: Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Participants of
Quaker Alloy, Inc. 401(k) Profit Sharing Plan
  for Union Employees
Myerstown, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Quaker Alloy, Inc. 401(k) Profit Sharing Plan for Union Employees (the "Plan") as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended June 30, 2000, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Kansas City, Missouri
January 2, 2001

QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------


ASSETS                                                 2000              1999

INVESTMENTS:
  Mutual funs                                       $ 783,287         $ 652,660
  Guaranteed interest account                         702,228           581,746
                                                      --------          -------


           Total investments                        1,485,515         1,234,406

CONTRIBUTIONS RECEIVABLE:
  Employer's                                           62,973            80,492
  Participants'                                         3,965             3,868
                                                        -----             -----

          Total contributions receivable               66,938            84,360
                                                       ------            ------

NET ASSETS AVAILABLE FOR BENEFITS                 $ 1,552,453       $ 1,318,766
                                                  ============      ===========


See notes to financial statements.


QUAKER ALLOY, INC.
401(k) PROFIT SHARING  PLAN FOR UNION EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2000 AND 1999
-------------------------------------------------------------------------------------------

                                                               2000                 1999
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividend income                            $ 62,590             $ 32,820
    Net appreciation in fair value of investments             50,872               13,729
                                                             -------               ------

            Total investment income                          113,462               46,549

  Contributions:
    Employer's                                               109,432               85,935
    Participants'                                            112,944               80,492
                                                             --------              ------

            Total contributions                              222,376              166,427
                                                             --------             -------

            Total additions                                  335,838              212,976
                                                             --------             -------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                               102,151             110,537
  Administrative expenses                                                           5,745
                                                                                    -----

          Total deductions                                   102,151              116,282
                                                             -------              -------

NET INCREASE                                                  233,687              96,694

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                        1,318,766            1,222,072
                                                           ----------           ---------

  End of year                                            $ 1,552,453          $ 1,318,766
                                                         ============         ===========


See notes to financial statements.

QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999

--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Quaker Alloy, Inc. 401(k) Profit Sharing Plan for Union Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provision.

     General - The Plan is a defined contribution plan sponsored by Quaker Alloy, Inc. (the "Company" or the "Plan Sponsor"). The Plan was established on June 1, 1994. Nationwide Life Insurance Company ("Nationwide") served as the custodian of the Plan through November 2, 1998 at which time Prudential Investments ("Prudential") became custodian of the Plan. Individuals employed by the Company serve as trustees (the "Trustees") of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility and Participation - Employees of the Company may begin participation in the Plan the first day of the month following completion of three months of service. Employees must be at least 18 years of age and a member of the United Steelworkers of America, AFL-CIO, Local 7274.

     Contributions - Each year, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan document. The Company makes discretionary contributions to the Plan based on annual union contract negotiations. For the years ended June 30, 2000 and 1999, the employer's discretionary profit sharing contribution was 3% of the employee's wages.

     Effective July 1, 1999, the Company will make a matching contribution of 50% of a participant's pre-tax deferrals not to exceed 6% of the participant's eligible compensation.

     Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, allocations of the Company's contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after seven years of credited service or upon retirement at age 65 in the Company's contributions.

     Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential.

     During 2000 and 1999, investment options were as follows:

o       The Prudential Insurance Company of America Guaranteed Interest Account
o       MFS Massachusetts Investors Trust
o       Oppenheimer Global Fund

o       Prudential Governmental Securities Trust - Money Market Series
o       AIM Balanced Fund
o       Prudential Government Income Fund
o       Prudential Stock Index Fund
o       Fidelity Advisor Equity Income Fund
o       Prudential High Yield Fund
o       Van Kampen Emerging Growth Fund
o       Prudential Small Company Value Fund
o       Franklin Convertible Securities Fund

     The following funds were added as investment options during 2000:

o       Prudential Jennison Growth Fund
o       Fidelity Advisor Equity Growth Fund
o       MFS Massachusetts Investors Growth Stock Fund

     For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

     Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

     Participant Loans - The Plan does not permit loans to participants or beneficiaries.

     Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions may be made in the form of a lump sum, upon request by the participant, or remain in the Plan.

     Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Nonvested portions of a participant's employer contribution account are forfeited and used to reduce employer contributions for the Plan year in which the forfeitures occur.

     Expenses - Expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided by the Plan document. Expenses of $0 and $5,745 were paid by the Plan for the years ended June 30, 2000 and 1999, respectively. The expenses for the Plan year ended June 30, 1999 include expenses related to the transfer of assets from Nationwide to Prudential.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest contract, are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. See Note 3 regarding the valuation of the guaranteed interest contract.

     Unit Values - Individual participant accounts were maintained on a unit value basis through November 2, 1998. Participants did not have beneficial ownership in specific underlying securities or other assets in the various funds of Nationwide, but did have an interest therein represented by units valued as of the last business day of the period. The various funds earned dividends and interest which were automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund were converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts were charged or credited with the number of units properly attributable to each participant. Transactions were recorded on the trade date.

     Payment of Benefits - Benefit payments are recorded when paid.

3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

     The Plan adopted the provisions of Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is fully benefit responsive. The contract for this Plan has been deemed to be fully benefit responsive, according to the provisions of SOP 94-4. As such, the contract is presented at contract value which approximates fair value, on the statement of net assets available for benefits as of June 30, 2000 and 1999. The crediting interest rate for the years ended June 30, 2000 and 1999 for the contract ranges from 5.50% to 6.45% and 4.85% to 5.50%, respectively. The crediting interest rate is reset upon the maturity of the contract.

4.   INVESTMENTS

     The following tables present the fair values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30, 2000 and 1999:

                                                                   June 30, 2000
                                                   -------------------------------------------
                                                                  Price per       Fair
                                                      Shares        Share         Value
                                                    (rounded)     (rounded)
The Prudential Insurance Company of America
  Guaranteed Interest Account                              N/A       N/A            $ 702,228
MFS Massachusetts Investors Trust                        13,437     $ 20.94           281,376
Oppenheimer Global Fund                                   2,149        68.65          147,506
Prudential Government Securities Trust -
  Money Market Series                                    91,846         1.00           91,846
AIM Balanced Fund                                         2,673        32.95           88,074


                                                                    June 30, 1999
                                                   ------------------------------------------------
                                                                   Price per           Fair
                                                       Shares        Share             Value
                                                     (rounded)     (rounded)

The Prudential Insurance Company of America
  Guaranteed Interest Account                               N/A          N/A              $ 581,746
MFS Massachusetts Investors Trust                         16,498       $21.25               350,575
Oppenheimer Global Fund                                    1,857        48.54                90,141
Prudential Government Securities Trust -
  Money Market Series                                     86,800         1.00                86,800
AIM Balanced Fund                                          2,247        29.31                65,870

     During the years ended June 30, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $50,872 and $13,729, respectively, as follows:

        Net Appreciation (Depreciation) in Fair Value     2000         1999

  Pooled separate accounts                             $             $ (42,442)
  Mutual funds                                            50,872        56,171
                                                          -------       ------

                                                        $ 50,872      $ 13,729
                                                        =========     ========


5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential is the custodian as defined by the Plan from the period beginning November 2, 1998 through June 30, 2000, and, therefore, these transactions qualify as party-in-interest.

     Certain Plan investments held during the year ended June 30, 1999 were pooled separate accounts and contracts managed by Nationwide. Nationwide was the custodian as defined by the Plan through November 2, 1998, therefore, these transactions qualified as party-in-interest.

6.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   PLAN TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated July 24, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receipt of this determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC.

8.   NONEXEMPT TRANSACTION

     During the year ended June 30, 2000, employee deferrals of $19,849 were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor (the "DOL")) by the Plan Sponsor. All such deferrals were subsequently remitted to the trust by the Plan Sponsor. This transaction was prohibited according to the provisions of the DOL.

                                     ******


QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINES 4a and 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000
------------------------------------------------------------------------------------------------------------------------------

         (a)                      (b)                             (c)                       (d)          (e)        (f)
                                                      Description of Transactions
                         Relationship of Plan,       Including Maturity Date, Rate
     Identity of           Employer, or Other       of Interest, Collateral, Par or       Purchase     Selling     Lease
    Party Involved         Party-in-Interest                 Maturity Value                Price        Price     Rental

  Quaker Alloy, Inc.          Plan Sponsor         Employee contributions not timely
                                                        remitted to the Trust             $19,849*


(Table Continued)




QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINES 4a and 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000
------------------------------------------------------------------------------------------------------------------------------


      (g)              (h)           (i)               (j)


    Expenses                       Current       Net Gain (Loss)
 Incurred With       Cost of      Value of           on Each
  Transaction         Asset         Asset          Transaction


                       $ 19,849      $ 19,849


* This represents the total amount of contributions that were withheld from employees, but not remitted timely to the trust by the Plan Sponsor.

QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES


FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
  PURPOSES AT THE END OF YEAR
JUNE 30, 2000
-------------------------------------------------------------------------------------------------
(a)                        (b)                                    (c)                   (d)

                                                       Description of Investment
                                                    Including Maturity Date, Rate of
           Identity of Issue, Borrower, Lessor        Interest, Collateral, Par or    Current
                    or Similar Party                         Maturity Value            Value

 *     The Prudential Insurance Company of America     Guaranteed interest account     $ 702,228

       MFS Massachusetts Investors Trust               Mutual fund
                                                       (13,437 shares)                   281,376

       Oppenheimer Global Fund                         Mutual fund
                                                       (2,149 shares)                    147,506

 *     Prudential Government Securities Trust -        Mutual fund
       Money Market Series                             (91,846 shares)                    91,846

       AIM Balanced Fund                               Mutual fund
                                                       (2,673 shares)                     88,074

 *     Prudential Government Income Fund               Mutual fund
                                                       (3,227 shares)                     27,369

 *     Prudential Stock Index Fund                     Mutual fund
                                                       (1,245 shares)                     40,327

       Fidelity Advisor Equity Income Fund             Mutual fund
                                                       (1,061 shares)                     26,251

 *     Prudential High Yield Fund                      Mutual fund
                                                       (3,760 shares)                     25,946

       Van Kampen Emerging Growth Fund                 Mutual fund
                                                       (360 shares)                       34,930

 *     Prudential Small Company Value Fund             Mutual fund
                                                       (863 shares)                       12,692

       Franklin Convertible Securities Fund            Mutual fund
                                                       (258 shares)                        4,047

 *     Prudential Jennison Growth Fund                 Mutual fund
                                                       (75 shares)                         1,897

       Fidelity Advisor Equity Growth Fund             Mutual fund
                                                       (13 shares)                         1,000

       MFS Massachuetts Investors Growth Stock Fund    Mutual fund
                                                       (1 share)                             26
                                                                                             --

          Total investments                                                         $ 1,485,515
                                                                                    ===========


* Represents a party-in-interest to the Plan.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       QUAKER ALLOY, INC.
                                       401(k) PROFIT SHARING PLAN
                                       FOR UNION EMPLOYEES

Date January 11, 2001                  By:  Atchison Casting Corporation,
                                            the parent of Quaker Alloy, Inc.,
                                            its Administrator


                                       By:  /s/ Kevin T. McDermed
                                              Kevin T. McDermed
                                              Vice President, Chief Financial
                                              Officer, Treasurer and Secretary

                                 EXHIBIT INDEX


Exhibit Number        Description
--------------        -----------

23                    Consent of Deloitte & Touche LLP